News Release

TSX, NYSE – HBM
2023 No. 14

The Supreme Court of British Columbia has approved Hudbay's Plan of Arrangement with Copper Mountain

Toronto, Ontario, June 15, 2023 - Hudbay Minerals Inc. ("Hudbay") (TSX, NYSE: HBM) and Copper Mountain Mining Corporation ("Copper Mountain") (TSX: CMMC) (ASX: C6C) are pleased to announce that the Supreme Court of British Columbia has issued a final order approving the previously announced plan of arrangement under the Business Corporations Act (British Columbia) pursuant to which Hudbay will acquire all of the issued and outstanding common shares of Copper Mountain (the "Transaction").

The Transaction remains subject to the satisfaction of certain other customary closing conditions for transactions of this nature. The Toronto Stock Exchange has conditionally approved the listing of the Hudbay common shares to be issued in connection with the Transaction, and the requisite regulatory approval for the Transaction under the Competition Act (Canada) has been obtained. Additionally, the shareholders of both Hudbay and Copper Mountain have approved the applicable resolutions to give effect to the Transaction. It is currently anticipated that the effective date of the Transaction will occur on or about June 20, 2023.

Forward-Looking Information

This release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relate to future events or future performance and reflect Hudbay's and Copper Mountain's expectations or beliefs regarding future events. Forward-looking statements include, but are not limited to statements with respect to the consummation and timing of the Transaction; and non-withdrawal of regulatory approvals. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, amongst others, risks related to failure to receive other consents and approvals to effect the Transaction, the potential of a third party making a superior proposal to the Transaction, and the possibility that the definitive arrangement agreement could be terminated under certain circumstances.

Forward-looking information are based on management of the parties' reasonable assumptions, estimates, expectations, analyses and opinions, which are based on such management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Such factors, among other things, include: business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of copper or certain other commodities; change in national and local governments, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); discrepancies between actual and estimated metallurgical recoveries; inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties.

Hudbay and Copper Mountain undertake no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on the information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

About Hudbay Minerals Inc.

Hudbay (TSX, NYSE: HBM) is a diversified mining company with long-life assets in North and South America. The company's Constancia operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Its Snow Lake operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay has an organic pipeline that includes the Copper World project in Arizona and the Mason project in Nevada (United States), and its growth strategy is focused on the exploration, development, operation, and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations. Further information about Hudbay can be found on www.hudbay.com.

About Copper Mountain Mining Corporation

Copper Mountain owns 75% of the Copper Mountain Mine, which is located in southern British Columbia near the town of Princeton. The Copper Mountain Mine produces approximately 100 million pounds of copper equivalent on average per year. Copper Mountain trades on the Toronto Stock Exchange under the symbol "CMMC" and Australian Securities Exchange under the symbol "C6C". Additional information is available on Copper Mountain's web page at www.CuMtn.com.

For further information, please contact:

Hudbay

Candace Brûlé

Vice President, Investor Relations

(416) 814-4387

candace.brule@hudbay.com

Copper Mountain

Tom Halton

Director, Investor Relations and Corporate Communications

(604) 682-2992

Tom.Halton@CuMtn.com